Gil Borok	11150 Santa Monica Boulevard
Chief Financial Officer	Suite 1600
Los Angeles, CA 90025
CB Richard Ellis, Inc.
310 405 8909 Tel
310 405 8950 Fax

Gil.borok@cbre.com
www.cbre.com

July 22, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Cicely LaMothe

RE:	CB Richard Ellis Group, Inc.
File No. 001-32205
Form 10-K for the year ended December 31, 2009
Definitive Proxy on Schedule 14A filed April 19, 2010

Dear Ms. LaMothe:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) of CB Richard Ellis Group, Inc. (the “Company”) and the above referenced definitive proxy on Schedule 14A for the Company’s 2010 annual meeting of stockholders (the “Proxy Statement”) in a letter dated July 1, 2010. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Form 10-K for the year ended 12/31/09

Consolidated Statements of Operations, page 75

1.	We note your response to comment five relating to your consideration of Rule 3-09 of Regulation S-X. Please provide us your calculation of average income showing the amount used for each year averaged and explain how you considered your share of income or loss from your equity investees in determining whether you qualify for income averaging. Also, explain how you considered the amounts attributable to non-controlling interest in your calculation. Refer to notes 1 and 2 to Rule 1-02(w) of Regulation S-X.

Company Response

The Company respectfully submits to the Staff that the amounts provided in its initial response were not correct (though its conclusion remains unchanged). The Company reported income (loss) from continuing operations before income taxes as follows (dollars in thousands):

2005:	$358,385
2006:	$523,017
2007:	$592,389
2008:	$(1,025,679)
2009:	$(645)

Included in the above was income (loss) from continuing operations before income taxes attributable to non-controlling interests as follows (dollars in thousands):

2005:	$2,163
2006:	$6,120
2007:	$11,875
2008:	$(54,198)
2009:	$(60,979)

Accordingly, the Company’s consolidated pro-rata share of income (loss) from continuing operations before income taxes, after removing the amounts associated with non-controlling interests, was as follows (dollars in thousands):

2005:	$356,222
2006:	$516,897
2007:	$580,514
2008:	$(971,481)
2009:	$60,334

The Company performed the pre-tax income (“income”) test on each of its equity investments using the above amounts as a starting point. Rule 1-02 (w) note (2) allows for the use of five-year average income in instances when the income reported in the current fiscal year is at least 10 percent lower than the five-year average income. Testing results produced five-year average income in the range of $302.8 million to $305.9 million and 2009 income in the range of $60.3 million to $71.4 million. Our 2009 income was at least 75% lower than five-year average income in each test performed. As a result, the Company qualified for use of five-year average income for all of its equity investments tested.

In accordance with Rule 1-02 (w) note (1), for each average income computation for the years 2009, 2007, 2006 and 2005, the Company’s share of losses incurred for its equity investments, exclusive of amounts attributable to noncontrolling interests, were excluded from the Company’s consolidated income. As per Rule 1-02 (w) note (2), 2008 was assigned a zero value given the sizeable loss (i.e. adjusting for equity income (loss) for each equity investment would still result in a loss for 2008 for all equity investments tested), with the five-year average income computation still computed based on five years despite no value assigned for 2008.

There were no instances where the Company’s share of income or loss from any of its investments in unconsolidated subsidiaries exceeded 4% of the Company’s five-year average income in any of the computations performed (well below the 20% threshold for inclusion of separate financial statements).

Based on the above mentioned facts, the Company affirms its conclusion that no separate financial statements of any equity method investees were required to be included in its 2009 Annual Report on Form 10-K.

Definitive Proxy on Schedule 14A filed on April 19, 2010

Our 2009 Compensation Program, page 24

Elements of our compensation program, page 26

2.	We note your disclosure that you benchmark your compensation against your business services sector peers identified under this subheading. Please revise to identify each benchmark and include a discussion of where actual payments fall within targeted parameters for each element of compensation. To the extent actual compensation was outside a benchmark, include an explanation of the reasons for this. Please provide sample disclosure in your response and confirm that you will provide such disclosure in future filings.

Company Response

In setting base salaries, annual performance award targets and long-term equity incentives, our Compensation Committee compares current compensation opportunities for our executive officers against the most recently available peer data as prepared by the committee’s compensation consultant. The Compensation Committee generally seeks to align executive officer compensation opportunities with the relevant peer data as follows:

Base salaries	–	50th percentile
Target total cash compensation	–	75th percentile
Long-term equity compensation	–	50th percentile

The Compensation Committee relies on advice from its outside consultant regarding these market parameters from our peer group companies in considering the range of compensation opportunities for each executive. However, the targets established and actual compensation awarded by the committee each year may vary above or below the peer data percentile guidelines based on other subjective factors, including an assessment of corporate and business unit financial performance, individual past performance, expected future performance, retention risk, prior compensation levels, and the internal parity between executives with similar seniority.

The following table illustrates our 2009 executive compensation relative to their most recently available market comparisons.

Name	Peer Group Position Compared	Base Salary[1]	Total Cash Compensation[2]	Long-Term Equity Compensation	Total Direct Compensation
Brett White Chief Executive Officer	CEO	P25	<P25	<P50	<P50
Robert E. Sulentic President	COO/Pres./ 2nd Highest Paid Executive	P25	<P25	<P75	P50
Gil Borok Chief Financial Officer	CFO	<P50	<P25	<P25	<P25
Calvin W. Frese, Jr. President, Global Services	3rd Highest Paid Executive	P75	<P50	>P75	<P75
Robert Blain President, Asia-Pacific	4th Highest Paid Executive	P75	<P25	>P75	<P75
Michael Strong President, EMEA	5th Highest Paid Executive	P75	<P50	>P75	>P75

As the table illustrates, compensation levels for certain executives deviated from the target market position.

[1]	In light of our cost containment efforts, 2009 base salaries were reduced for Messrs. White, Sulentic, Borok, Frese, Blain and Strong.
[2]	In light of our cost containment efforts, the 2009 performance award targets were set at 50% of the regular bonus target award for each executive under the Executive Bonus Plan.

•

In 2009, our executive officers were subject to across the board salary reductions, as part of Company cost-reduction efforts. This contributed to below-median base salaries for Messrs. White, Sulentic, and Borok. Mr. Borok’s base salary was also lower than median because he is relatively new to the CFO position. Base salaries for Messrs. Frese, Blain, and Strong were above the median because they are highly-talented real estate executives, with significant experience and demonstrated past performance, and who are critical to our future success.

•

In 2009, our planned annual performance awards for executive officers generally were only 50% of the normal targets, as a result of Company cost reduction efforts. For this reason, target annual cash compensation was below the desired 75th percentile competitive position. In addition, Mr. Borok’s total annual cash compensation was lower than 75th percentile because he is relatively new to the CFO position.

•

With respect to long-term equity incentives, the annualized grant-date fair value of equity for Messrs. Frese, Blain, and Strong were above the 75th percentile again due to their significant experience in the real estate industry, their strong past performance, and their expected future contribution to our success. Mr. Borok’s long-term incentives were below the 25th percentile relative to peer company CFOs because his grant values were determined before he was promoted to CFO. Mr. White’s annualized long-term equity compensation was below the median. In 2010, the Compensation Committee chose to provide additional long-term equity compensation opportunity through a special restricted stock unit award, which would provide strong alignment with shareholders, a focus on long-term performance, and a significant retention mechanism for the next five years (see page 33 of the Proxy Statement). This special equity award is also intended to address the discrepancy between Mr. White’s base salary and the higher average level of the peer group CEOs.

We confirm that we will provide similar disclosure in our 2011 proxy statement for the reported year.

3.	While we note your disclosure of the actual percentage of the target goal awarded to each of your executives for the strategic component of the annual performance bonus, it is unclear how you determined the percentages. Please tell us how you determined the actual performance of each executive relative to the strategic measures identified at the bottom of page 28 and also describe how each executive’s performance resulted in the percentages set forth for each executive. Confirm that you will provide similar disclosure in future filings. Refer to Item 402(b)(2)(v) of Regulation S-K.

Company Response

The strategic measures are proposed at the beginning of each year for the relevant executive officer by his/her manager (or the Compensation Committee, in the case of the CEO). Each is then approved by the Compensation Committee after it has had an opportunity to modify the measures. The measures are each assigned a weight based on a subjective assessment as to their importance and the effort required to achieve the measure relative to the others, with the aggregate of all weightings equal to 100%. Following the end of the year, the executive officer’s performance for each measure is assessed by his/her manager (or the Compensation Committee, in the case of the CEO) and is assigned a percentage from 0 to 150%. These individual measure percentages are then averaged (reflecting any differences in weighting) to arrive at a total percentage for each executive officer’s performance relative to the strategic measures. Although our Executive Bonus Plan provides that an executive may be awarded up to 150% achievement on strategic measures and that 100% achievement results in the “target” bonus award for this component of the plan, in assessing each individual measure, our practice in 2009 was to deem 100% achievement as the highest possible achievement, and therefore no executive is awarded greater than 100% on any strategic measure or in the aggregate. Based on this performance:

•	the Compensation Committee determined that Mr. White achieved a total of 96% of his strategic measures;

•	Mr. White determined that Messrs. Sulentic and Borok each achieved a total of 96% of their respective strategic measures;

•	Mr. Sulentic determined that Mr. Frese achieved a total of 97% of his respective strategic measures;

•	Mr. Frese determined that Mr. Strong achieved a total of 97% and Mr. Blain a total of 96% of their respective strategic measures; and

•	ultimately, the Compensation Committee affirmed these conclusions in determining actual performance awards.

We confirm that we will provide similar disclosure in our 2011 proxy statement for the reported year.

4.	Please tell us briefly how the compensation committee determined the targeted percentages for the strategic measure component of the bonus award for each executive. Confirm that you will provide similar disclosure in future filings. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Company Response

The strategic measures reflect the Compensation Committee’s desire to include an incentive component that is more qualitative in nature as compared to the objective financial performance measure used for the largest part of the annual performance award. The committee believes that these qualitative measures enable it to influence management’s performance against strategies that are not necessarily tied to near-term financial measures. These strategies impact the quality of earnings and positioning of our business for the future as well as the mitigation of risks. In weighting the strategic measure component of the annual performance awards, the Compensation Committee selected 20% for direct line executive officers (e.g., CEO, President and most senior executive responsible for a material line of business or geography) as a level at which, if the executive fails to significantly achieve his strategic measures, it will have a meaningful impact on his or her performance award. However, the 20% weighting for strategic performance is small enough such that financial performance achievements (weighted 80% for these executives) are appropriately emphasized as the primary objective for direct line executive officers. For staff executive officers, such as the Chief Financial Officer, the Compensation Committee selected a larger percent weighting for strategic measures than line executives (40%) but in any event less than a majority of the bonus amount. The Compensation Committee believes that a larger weighting on the strategic components is appropriate for these staff officers who have responsibility for operations and policies that are less quantitative in nature, but are still important contributors to sustaining our earnings performance over time. The committee believes that all officers, both line and staff, should have at least a majority of their annual bonuses determined by financial performance.

We confirm that we will provide similar disclosure in our 2011 proxy statement for the reported year.

In the event you have any additional questions, please contact me directly at (310) 405-8909.

Sincerely,

/s/ Gil Borok
Gil Borok
Chief Financial Officer